Oxford City Football Club, Inc.

10 Fairway Drive, Suite 302

Deerfield Beach, FL 33441

January 20, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Justin Dobbie

Re:	Oxford City Football Club, Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed November 12, 2014

File No. 333-200113

Dear Justin Dobbie:

I write on behalf of Oxford City Football Club, Inc., (the “Company”) in response to Staff’s letter of January 9, 2015, by Justin Dobbie, Legal Branch Chief, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1, filed December 23, 2014 (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.       We note a press release dated December 18, 2014 that you have come to terms to sell your MASL team in Beaumont, Texas. Please update your disclosure regarding this or advise.

In response to this comment, the sale of the Company’s team in Beaumont, Texas is not yet final. The Company has negotiated terms to transfer the ownership of the team to a Latin American group, but that arrangement is subject to a definitive agreement and MASL league’s approval. As such, the Company is not bound by a verbal or written agreement, except a verbal license agreement that the parties have in place to allow use of the existing Oxford City name. The purpose of the license agreement was to potentially establish youth clinics and camps while the parties wait for the MASL league’s decision The timeframe for closing the deal, if it happens at all, is sometime after April 2015 when the season ends. The MASL league has informed the parties that it will not review a change in ownership before this time. As a result, the parties to the negotiations have not yet taken active steps to complete a formal agreement.

Certain Relationships and Related Transactions, page 32

2.       Please revise this section to include disclosure through the most recent practicable date. In particular, please disclose the compensation payable under the consulting agreement with the company controlled by Mr. Guerriero since the end of your last fiscal year. Please also include appropriate risk factor disclosure regarding the amounts payable and amounts that may become payable in the future under this consulting agreement with Mr. Guerriero’s company and the impact of this agreement on your results of operations.

In response to this comment, the Company included disclosure through December 31, 2014 and included a risk factor concerning the impact of GCE Wealth, Inc.’s consulting agreement on the Company’s results of operations.

In addition, enclosed herewith please find an acknowledgment letter from the Company.

Sincerely,

/s/ Thomas Guerriero
Thomas Guerriero

Enclosure (Acknowledgment by the Company)

oxford city football club, Inc.

10 fairway drive, suite 302

deerfield beach, fl 33441

Via EDGAR

Jaunaury 20, 2015

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:       Justin Dobbie, Legal Branch Chief

Re:	Oxford City Football Club, Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed November 12, 2014

File No. 333-200113

Dear Justin Dobbie:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated January 9, 2015 by Justin Dobbie, Legal Branch Chief of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Oxford City Football Club, Inc.

/s/ Thomas Guerriero
By:	Thomas Guerriero
Chief Executive Officer